FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 18, 2006

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
          Grand-Duchy of Luxembourg
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated October 18, 2006

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: October 20, 2006	By: /s/ Marc Beuls

	Name:	Marc Beuls
	Title:	President and Chief Executive Officer

By: /s/ David Sach

	Name:	David Sach
	Title:	Chief Financial Officer

Item 1

2006 THIRD QUARTER RESULTS AND CONFERENCE CALL

W E D N E S D A Y, 2 5 O C T O B E R 2 0 0 6
10.00 AM (ET)/3.00 PM (UK)/4.00 PM (CET)

Hosts:

Marc Beuls – President and Chief Executive Officer

David Sach – Chief Financial Officer

Millicom International Cellular S.A. will announce its financial results for the Third Quarter 2006 on Wednesday, 25 October.

The company will host a conference call for the global financial community at 10.00 AM (ET) / 3.00 PM (UK) / 4.00 PM (CET).

The conference call will be webcast in listen-only mode on Millicom’s website at www.millicom.com.

To participate in the conference call, please register at:

www.sharedvalue.net/millicom/Q306

The dial-in number to join the conference call will be available upon registration.

You may also register by filling out the information below and returning it by fax to Shared Value at +44 (0)20 7321 5020 or contact Shared Value at +44 (0)20 7321 5010 for further details.
NAME:
COMPANY:
FUNCTION:
SECTOR / COVERAGE:
PHONE:
FAX / E-MAIL:

☐	Yes, I will participate in the conference call.
☐	No, I will be unable to participate. Please keep my name on the Millicom mailing list.
☐	Please remove my name from the Millicom mailing list.
☐	Please add my colleague’s email and name ______________________________ to the Millicom mailing list.

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has cellular operations and licenses in 17 countries. The Group’s cellular operations have a combined population under license of approximately 433 million people.